2/9/06 SS

A/3 2/9/06


SEC MAIL PROCESSING
RECEIVED
NOV 21 2005
WASH, D.C.
185 SECTION


05076774

SECURIT... ...N

AN... FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden	
Hours per response	12.00

SEC FILE NUMBER
8- 37105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YYY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUTMEG SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1960 BRONSON ROAD, BUILDING 2

(No. and Street)

FAIRFIELD	CT	06824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW ROCHLIN 203-255-3838

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, PC

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Gayle Aufderheide ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUTMEG SECURITIES, LTD , as of SEPTEMBER 30 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:



Signature

Chairwomen

Title



04/30/07

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUTMEG SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Nutmeg Securities, Ltd.
Fairfield, CT

We have audited the accompanying statement of financial condition of Nutmeg Securities, Ltd. as of September 30, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutmeg Securities, Ltd. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States America.



Norwood, Massachusetts
October 28, 2005

NUTMEG SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$ 15,692
Deposits with clearing organizations	100,175
Receivable from broker-dealers and clearing organizations	2,264,895
Securities owned:	
Marketable, at market value	7,605
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $192,218	116,597
Due from employees	99,650
Other assets	72,635
	$ 2,677,249

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold under agreements to repurchase	$ 15,841
Payable to broker-dealers and clearing organizations	11,953
Accounts payable, accrued expenses and other liabilities	508,899
	536,693
Commitments and contingent liabilities:	
Subordinated borrowings	350,000
Stockholder's equity:	
Common Stock, $10 par value, authorized 5,000 shares issued 156 shares	1,560
Additional paid-in capital	122,400
Retained earnings	1,666,596
Total stockholder's equity	1,790,556
	$ 2,677,249

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF INCOME

For the Year Ended September 30, 2005

Revenues:	
Commissions	$ 11,935,231
Principal transactions	20,809
Interest and dividends	48,360
	12,004,400
Expenses:	
Employees compensation and benefits	2,603,356
Floor brokerage, exchange and clearance fees	7,236,784
Communications and data processing	213,833
Interest	55,888
Occupancy	222,953
Other expenses	1,841,575
	12,174,389
Loss before income taxes	(169,989)
Provision for income taxes	35,327
Net loss	$ (205,316)

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Unrealized Gain (Loss) on Membership in Exchanges	Retained Earnings
Balance at October 1, 2004	$ 1,560	$ 122,400	$ (27,505)	$ 1,899,417
Net loss				(205,316)
Changes in unrealized gain (loss) on membership in exchanges			27,505	(27,505)
Balance at September 30, 2005	$ 1,560	$ 122,400	$ -	$ 1,666,596

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2005

Subordinated borrowings at October 1, 2004	$ 350,000
Increases:	
Issuance of subordinated notes	0
Subordinated borrowings at September 30, 2005	$ 350,000

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2005

Cash flows from operating activities:		
Net loss	$	(205,316)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		61,108
Loss on sale of membership in exchange		12,500
(Increase) decrease in operating assets:		
Deposits with clearing organizations		100,302
Receivable from broker-dealers and clearing organizations		633,894
Securities owned		(7,605)
Due from employees		23,215
Other assets		2,564
Increase (decrease) in operating liabilities:		
Securities sold under agreements to repurchase		15,841
Payable to broker-dealers and clearing organizations		(48,541)
Accounts payable, accrued expenses		(638,703)
Net cash used for operating activities		(50,741)
Cash flows used for investing activities:		
Purchase of furniture, equipment and leasehold improvements		(26,414)
Cash flows from financing activities:		
None		-
Decrease in cash		(77,155)
Cash at beginning of the year		92,847
Cash at end of the year	$	15,692
Supplemental cash flow disclosures:		
Income tax payments	$	40,994
Interest payments	$	55,888

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Connecticut corporation that is a wholly-owned subsidiary of Finopco Holding Co.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Depreciation

Depreciation is provided on an accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. At September 30, 2005, there was an unrealized gain of $7,714.

Income Taxes

The Company is included in the consolidated S Corporation tax return filed by its parent. As such, the Corporation's income or loss and credits are passed through to the stockholders of that company, and reported on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2005

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classifications of fixed assets are as follows:

Furniture and fixtures	$ 214,308
Leasehold improvements	48,088
Motor vehicle	46,419
	308,815
Less accumulated depreciation	192,218
	$ 116,597

Depreciation expense for the fiscal year ending September 30, 2005 was $ 61,108.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $1,790,647, which was $1,540,647 in excess of its required net capital of $250,000. The Company's net capital ratio was .29 to 1.

NOTE 4 - LONG TERM LEASES

Buildings

The Company conducts its operations from two locations that are leased at $12,000 per month. The leases expire in 2006. The accompanying financial statements include rent expense of $222,953. Future minimum lease payments for non-cancelable operating leases of one year or more at September 30, 2005 are as follows:

Year ended, September 30	
2006	$73,667

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2005

NOTE 4 - LONG TERM LEASES, CONTINUED

Equipment

During 2002, the Company entered into a noncancellable operating lease for equipment. The lease has monthly payments of $663 through September 2007. At the end of this lease, the Company has the option to purchase the equipment at fair market value. Future minimum lease payments for non-cancelable operating leases of one year or more at September 30, 2005 are as follows:

Year ended, September 30	
2006	$ 7,950
2007	7,950
	$ 15,900

NOTE 5 - EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees who have completed ninety days of service and are at least eighteen years old. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending September 30, 2005 only administrative fees were incurred by the Company.

The Company, at its discretion may make a profit sharing contribution, which is allocated to employees based on salary. For the fiscal year ending September 30, 2005 there was no contribution nor accrual.

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at September 30, 2005 are listed as follows:

Notes to two stockholders of the parent corporation, Interest is payable monthly, based on simple interest of 12% Principal due June 2006	$ 200,000
Note to a stockholder of the parent corporation, Interest is payable monthly, based on simple interest of 12% Principal due December 2006	150,000
	$ 350,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has advanced $10,000 to its parent company, Finopco Holding Co. (F.H.C.). During the fiscal year ending September 30, 2005 there was no interest charged on the loan.

During the fiscal year ending September 30, 2005 the Company paid $583,863 to Arrowhead Solutions, Inc. (A.S.I.) for software development and other services. A.S.I. is a wholly owned subsidiary of Finopco Holding Co.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities which counterparties include broker-dealers, banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2005

NOTE 9 - LITIGATION

The Company is involved in some litigation arising in the ordinary course of business. In the opinion of management, any liability resulting from such litigation would not be material in relation to the Company's financial position.

NUTMEG SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Nutmeg Securities, Ltd.

We have audited the accompanying financial statements of Nutmeg Securities, Ltd. as of and for the year ended September 30, 2005, and have issued our report thereon dated October 28, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
October 28, 2005

SCHEDULE I

NUTMEG SECURITIES, LTD.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 508,899	
Payable to broker-dealers	11,953	
TOTAL AGGREGATE INDEBTEDNESS	$ 520,852	
NET CAPITAL:		
Common stock		$ 1,560
Additional paid-in capital		122,400
Retained earnings		1,666,596
		$ 1,790,556
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		350,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		$ 2,140,556
ADJUSTMENTS TO NET CAPITAL:		
Furniture, equipment and leasehold improvements		(116,597)
Other assets		(172,285)
12 b-1 fees		(17,559)
Haircuts		(43,468)
Net Capital, as defined		$ 1,790,647
NET CAPITAL REQUIREMENT		250,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 1,540,647
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		29.09%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 1,850,524
Net audit adjustments	(131,742)
Decrease in non-allowables and haircuts	71,865
Net capital per above	$ 1,790,647

SCHEDULE II

NUTMEG SECURITIES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

Credit Balances		
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposits of $0)	$	0
Monies borrowed collateralized by securities carried for the accounts of customers		0
Monies payable against customers' securities loaned		0
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		0
Total credit items	$	0
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Credit balances		
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		0
Other		0
Gross debits		0
Less 3 percent charge		0
Total debit items		0

SCHEDULE II (continued)

NUTMEG SECURITIES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

Reserve computations		
Excess of total debits over total credits	$	0
Required deposit		None
Reconciliation with Company's computation (included in Part II of of Form X-17A-5 as of September 30, 2003		
Excess as reported in Company's Part II FOCUS report	$	0
Excess per above computation	$	0

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Nutmeg Securities, Ltd.

In planning and performing our audit of the financial statements of Nutmeg Securities, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
October 28, 2005